

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2012

Via Email
Mr. William R. Hahl
Executive Vice President and Chief Financial Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994

> **Re:**   **Seacoast Banking Corporation of Florida**
> **Form 10-K/A for the Year Ended December 31, 2011**
> **Filed March 26, 2012**
> **Form 10-Q for the Quarter Ended June 30, 2012**
> **Filed August 8, 2012**
> **File No. 000-13660**

Dear Mr. Hahl:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance and Provision for Loan Losses, page 6

1. We note your disclosure on page 8 that you consider historical losses for the graded loan portfolio based on historical migration of actual losses by grade and a range of losses over various periods. Please tell us and revise future flings to disclose more specifically the historical periods specifically considered in your analysis. In your disclosure, include

additional granularity regarding any adjustments made to historical losses and, if applicable, discuss the specific facts and circumstances that is the basis for such adjustments.

2. We also note that you consider historical losses over the prior 12 months for non-graded loan portfolios. Please tell us and revise future filings to disclose how you consider historical losses greater than 12 months when determining the general allowance for these loan portfolios. Please be specific, especially in light of the significant charge-offs and provisions for loan losses in prior periods.

Form 10-Q for the Fiscal Period Ended June 30, 2012

Part I. Financial Information
Item 1. Financial Statements
Notes to Condensed Consolidated Financial Statements (Unaudited)

General

3. Please revise future filings to address the disclosure requirements of ASC 855-10 concerning subsequent events.

4. Please consider revising future filings to group footnotes next to each other that include further disclosure for similar financial statements items. For example, please consider grouping footnotes E and J next to each other, which include additional disclosures for loans and impaired loans and the allowance for loan losses.

Note D – Fair Value Instruments Measured at Fair Value, page 10

5. Please consider revising future filings to separately present, in a tabular format, assets and liabilities measured at fair value using recurring fair value measurements and assets and liabilities measured at fair value using nonrecurring fair value measurements.

6. Please tell us and revise future filings to disclose a description of the valuation technique(s) and the inputs used in the fair value measurement for recurring and nonrecurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy in accordance with ASC 820-10-50-2-bbb.

7. Please revise future filings to include the disclosure requirements of ASC 820-10-50-2E for each class of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed.

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations</u>

<u>Allowance for Loan Losses, page 47</u>

8. We note your disclosure on pages 47-51 discussing the trends in the loan portfolio and
allowance for loan losses during 2012. Please tell us in detail and revise future filings to
more comprehensively bridge the gap between the changes in the credit quality of your
loan portfolio and the amount of your provision for loan loss recorded during the period
and the amount of the allowance for loan losses at period end. Your analysis should
quantify each component of your allowance for loan losses (ASC 310-10, 450-20) and
the applicable loan portfolio for each component and should explain how you determined
that each component was directionally consistent with the underlying credit quality of the
applicable loan portfolio. Please be as specific and detailed as necessary to provide an
investor with a clear understanding of the observed changes in credit quality in each
applicable loan portfolio and how these changes, as well as any other key drivers,
impacted each component of the allowance for loan losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or John P. Nolan at (202) 551-3492 if you have any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant